

November 29, 2012

Via E-mail
Jamie L. Buskill
Chief Financial Officer
GS Pipeline Company, LLC
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

> **Re:** **Gulf South Pipeline Company, LP**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 26, 2012**
> **File No. 333-184428**

Dear Mr. Buskill:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 60

General, page 60

1. We note your response to comment 8. However, it appears that you have deleted the statement that a holder participating in the exchange offer is not engaged in and does not intend to engage in a distribution of the new notes. Please revise to include this acknowledgement that must be made by each holder participating in the exchange offer. Please also add this acknowledgement to paragraph 5 of the letter of transmittal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mike McMahon
        Ramey Layne